North American Energy Resources, Inc.

1535 Soniat St.

New Orleans, Louisiana 70115

April 19, 2013

Ms. Anne Nguyen Parker

Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	North American Energy Resources, Inc.
Amendment No. 1 to Form 10-K for fiscal year ended April 30, 2012
Filed July 27, 2012
Response dated April 11, 2013
File No. 000-52522

Dear Ms. Nguyen Parker,

We have received your comment letter dated April 11, 2013. We offer the following information in response to your inquiries.

General

1.	We note your response to comment number 1 to our letter dated March 15, 2013. Please confirm that you will provide this information in future filings.

Response:

We will disclose the qualifications of the technical persons primarily responsible for overseeing the preparation of our reserve estimates in our future filings.

2.	We note that you provided a letter dated March 18, 2013 from Christopher Energy, LLC in response to comment number 2 to our letter dated March 15, 2013. We are unable to locate therein the statement that the assumptions, data, methods and procedures used were appropriate for the purpose served by the report in compliance with Item 1202(a)(8)(iv) of Regulation S-K. Please file a revised third party report from Christopher Energy, LLC that includes the information contained in the letter and the statement required by Item 1202(a)(8)(iv) of Regulation S-K, together with a currently dated consent for Christopher Energy, LLC.

Response:

Please find attached the revised third party report and current consent from Christopher Energy, LLC.

We acknowledge that:

●	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours Truly,

Clinton W. Coldren

Chief Executive Officer

Cc:	Karina V. Dorin
Staff Attorney
U.S Securities and Exchange Commission

Alan G. Massara
CFO
North American Energy Resources, Inc.

EXHIBIT 99.1

CHRISTOPHER ENERGY, LLC

Petroleum Engineering & Evaluation

8801 South Yale, Suite 150

Tulsa, Oklahoma 74137

(918) 488-8694

April 18, 2013

REVISED REPORT

North American Energy Resources, Inc.

228 St. Charles Ave.

Suite 724

New Orleans, LA 70130

Attn: Clinton W. Coldren, CEO

On May 16, 2011 the Proved Developed Producing reserves and future net revenues were evaluated as of May 1, 2011 for the single oil and gas property in which North American Energy Resources, Inc. (NAEI) owns an interest. NAEI represents it owns a 7.5% working interest in one gas well, the Miller 1-5, operated by Aexco Petroleum. This property is located in Texas County, Oklahoma. NAEI represents this property is 100% of their total reserves. The property was evaluated to the net interest owned by NAEI. The Working and Net Revenue Interest contained in this report were provided by NAEI and not verified by the undersigned. A summary of the net reserves and discounted net revenue is as follows:

	Net Oil	Net Gas	Future Net	Present Worth
Reserve Type	(MBbls)	(MMCF)	Revenue, M$	Disc@10%, M$

Proved Developed Producing	0	13.32	$10.74	$5.69

The discounted future net revenue for is not represented to be the fair market value of these reserves.

The estimated future net revenue shown is that revenue which is forecast to be realized from the sale of the estimated net reserves after deduction of royalties, ad valorem and production taxes, direct operating expenses and drilling and completion costs, when applicable. Future net revenue as stated in this report is before the deduction of federal and state income taxes.

REVISED REPORT

North American Energy Resources, Inc.

April 18, 2013

SEC guidelines were used for the oil and gas price forecast used in this report. The gas product price used was the actual price received as of NAEI’s year end as per SEC guidelines. This price was held constant throughout the economic life of the property. NAEI provided this pricing data. Operating expenses were held constant throughout the life of the property. The operating expense used was provided by NAEI and was calculated using an average of historic operating expense.

Reserve estimates and rate projections are based on the extrapolation of established performance trends, pressure data and by comparison to analogous wells in the immediate area. The remaining gas reserves were estimated by the extrapolation of the historic decline curve. The well has been producing in excess of 30 years and has been on a constant 2.5% decline rate for at least the past 10 years. The assumptions, data, methods and procedures used were appropriate for the purpose served by the report in compliance with Item 1202(a)(8)(iv) of Regulation S-K. This method is appropriate for a well of this type. The reserves included in this study are estimates only and should not be construed as exact quantities. Future conditions may affect recovery of the estimated remaining reserves and revenue, including the volatility of natural gas prices and the mechanical integrity of the well equipment, and these reserves may be subject to revision as more performance data become available. The actual net income that will be received may be more or less than those projected.

Well tests, prices, costs, production and other data, including the extent and character of ownership, were accepted as furnished by NAEI or from public information. No tests or lease inspections were made by the undersigned in conjunction with this study. The basic data and work data for these estimates is not included in this report but is available for inspection and study by authorized interested parties.

In order to estimate the reserves, costs and future revenues shown in this report, I have relied in part on geologic, engineering and economic data furnished by the client. Although best efforts have been made to acquire all pertinent data and to analyze it carefully with methods accepted by the petroleum industry, there is no guarantee the volumes of oil and gas or the revenues projected will be realized. The reserves and revenue projections presented in this report may require revision upward or downward as additional data become available.

The proved reserves presented in the report conform to the definition as set forth in the Securities and Exchange Commission’s Regulations Part 210.4-10(a).

Any distribution or publication of this report or any part thereof must include this letter in its entirety.

/s/ Gary R. Christopher
Gary R. Christopher
Petroleum Engineer

Date : 05/16/2011

NORTH AMERICAN ENERGY RESOURCES, INC

As Of Date : 05/01/2011
Discount Rate (%) : 10.00
SEC PRICING

Case : MILLER 1-5
Reserve Cat. : Proved Producing
Field : CAMRICK
Operator : AEXCO PETROLEUM
Reservoir : MORROW
Co., State : TEXAS, OK

Cum Oil (Mbbl) : **0.61**
Cum Gas (MMcf) : **1,185.04**

Year	Gross Oil (Mbbl)	Gross Gas (MMcf)	Net Oil (Mbbl)	Net Gas (MMcf)	Oil Price ($/bbl)	Gas Price ($/Mcf)	Oil Revenue (M$)	Gas Revenue (M$)	Misc. Revenue (M$)
2011	0.00	7.58	0.00	0.47	0.00	2.97	0.00	1.39	0.00
2012	0.00	11.09	0.00	0.68	0.00	2.97	0.00	2.03	0.00
2013	0.00	10.78	0.00	0.66	0.00	2.97	0.00	1.97	0.00
2014	0.00	10.51	0.00	0.65	0.00	2.97	0.00	1.92	0.00
2015	0.00	10.25	0.00	0.63	0.00	2.97	0.00	1.87	0.00
2016	0.00	10.02	0.00	0.62	0.00	2.97	0.00	1.83	0.00
2017	0.00	9.74	0.00	0.60	0.00	2.97	0.00	1.78	0.00
2018	0.00	9.50	0.00	0.58	0.00	2.97	0.00	1.74	0.00
2019	0.00	9.26	0.00	0.57	0.00	2.97	0.00	1.69	0.00
2020	0.00	9.06	0.00	0.56	0.00	2.97	0.00	1.66	0.00
2021	0.00	8.81	0.00	0.54	0.00	2.97	0.00	1.61	0.00
2022	0.00	8.59	0.00	0.53	0.00	2.97	0.00	1.57	0.00
2023	0.00	8.37	0.00	0.52	0.00	2.97	0.00	1.53	0.00
2024	0.00	8.18	0.00	0.50	0.00	2.97	0.00	1.50	0.00
2025	0.00	7.96	0.00	0.49	0.00	2.97	0.00	1.46	0.00
Rem	0.00	76.76	0.00	4.72	0.00	2.97	0.00	14.04	0.00
Total	**0.00**	**216.47**	**0.00**	**13.32**	**0.00**	**2.97**	**0.00**	**39.58**	**0.00**
Ult	**0.61**	**1,401.51**							

Year	Well Count	Net Tax Production (M$)	Net Tax AdValorem (M$)	Net Investment (M$)	Net Lease Costs (M$)	Net Well Costs (M$)	Other Costs (M$)	Net Profits (M$)	Annual Cash Flow (M$)	Cum Disc. Cash Flow (M$)
2011	1.00	0.10	0.00	0.00	0.67	0.00	0.00	0.00	0.62	0.60
2012	1.00	0.14	0.00	0.00	1.01	0.00	0.00	0.00	0.88	1.38
2013	1.00	0.14	0.00	0.00	1.01	0.00	0.00	0.00	0.83	2.05
2014	1.00	0.14	0.00	0.00	1.01	0.00	0.00	0.00	0.78	2.63
2015	1.00	0.13	0.00	0.00	1.01	0.00	0.00	0.00	0.74	3.13
2016	1.00	0.13	0.00	0.00	1.01	0.00	0.00	0.00	0.70	3.55
2017	1.00	0.13	0.00	0.00	1.01	0.00	0.00	0.00	0.65	3.91
2018	1.00	0.12	0.00	0.00	1.01	0.00	0.00	0.00	0.61	4.22
2019	1.00	0.12	0.00	0.00	1.01	0.00	0.00	0.00	0.57	4.48
2020	1.00	0.12	0.00	0.00	1.01	0.00	0.00	0.00	0.53	4.70
2021	1.00	0.11	0.00	0.00	1.01	0.00	0.00	0.00	0.49	4.89
2022	1.00	0.11	0.00	0.00	1.01	0.00	0.00	0.00	0.45	5.04
2023	1.00	0.11	0.00	0.00	1.01	0.00	0.00	0.00	0.42	5.17
2024	1.00	0.11	0.00	0.00	1.01	0.00	0.00	0.00	0.38	5.28
2025	1.00	0.10	0.00	0.00	1.01	0.00	0.00	0.00	0.35	5.37
Rem.		1.00	0.00	0.00	11.28	0.00	0.00	0.00	1.76	0.32
Total		**2.81**	**0.00**	**0.00**	**26.04**	**0.00**	**0.00**	**0.00**	**10.74**	**5.69**

Major Phase : Gas
Perfs : 6782 - 6804
Initial Rate : 950.00 Mcf/month
Abandonment : 493.28 Mcf/month
Initial Decline : 2.50

Abandonment Date : 03/19/2037
Working Int : 0.07500000
Revenue Int : 0.06152945

Present Worth Profile (M$)

PW	**5.00% :**	**7.51**
PW	**8.00% :**	**6.31**
PW	**10.00% :**	**5.69**
PW	**12.00% :**	**5.18**
PW	**15.00% :**	**4.56**
PW	**20.00% :**	**3.82**

Christopher Energy LLC	1

MILLER 1-5
Field: CAMRICK
County,State: TEXAS,OK

5.69 M$
Disc Rate: 10 %
Oper: AEXCO PETROLEUM INCORPORATED

GOR (scf/bbl)
Gas (Mcf/mon)
Oil (bbl/mon)
10000
10000
100
1000
1000
10
100
100
1
97
98
99
00
01
02
03
04
05
06
07
08
09
10
11
12
13
14
15
16

Gas Rem: 216.47 MMcf
Gas EUR: 1,401.51 MMcf
Christopher Energy LLC

EXHIBIT 23.1

CONSENT OF CHRISTOPHER ENERGY, LLC

As independent oil and gas consultants, Christopher Energy, LLC hereby consents to the incorporation by reference of all references to our firm and information from our reserves report dated May 16, 2011, included in or made a part of the North American Energy Resources, Inc. Annual Report on Form 10-K/A for the years ended April 30, 2012 and April 30, 2011 to be filed with the Securities and Exchange Commission on or about April    , 2013.

/s/ CHRISTOPHER ENERGY, LLC
CHRISTOPHER ENERGY, LLC

Tulsa, Oklahoma

April 18, 2013